

basic Earth Science Systems, Inc.
Petroleum Services, Inc.

# Annual Report 2007







# Areas of Operations


MONTANA
NORTH DAKOTA
WYOMING
COLORADO
LOUISIANA
TEXAS

Basic Earth Science Systems, Inc. is an independent oil and gas exploration company focusing on the fundamentals of company growth and profitability in an effort to enhance shareholder wealth. Our activities are intended to capitalize on our knowledge and presence in the North Dakota and Montana portions of the Williston basin, the Denver-Julesburg basin of Colorado, the southern portions of Texas, and along the on-shore portions of the Gulf Coast.

**Dear Fellow Shareholders:**

For Basic Earth Science Systems, Inc., this past year was one of record results. We're pleased to announce that the strategic initiatives pursued over recent years have not only resulted in a very profitable year but have us firmly positioned for future growth. It's with great pleasure that I present our Annual Report for fiscal year 2007.

**Overview**

Basic Earth Science Systems, Inc. is a small company. Despite our small stature, we continue to focus on the fundamentals of shareholder value: reserves, production and cash flow. Since 2001, escalating commodity prices have enabled us to focus predominantly on oil while remaining un-hedged. We are, and remain, one of the few profitable oil and gas "micro-cap" stocks. Today, we boast a solid balance sheet with no debt which provides the opportunity to seek and potentially capitalize on strategic growth opportunities.

Increasing commodity prices have generated substantial and impressive cash flow increases. Last year, earnings before interest, taxes, depreciation and amortization (EBITDA) increased almost 11% to over $3.8 million; up from $3.4 million in the prior year. This cash flow fueled a dramatic increase in cash resources as we awaited deployment of these resources into our drilling program on our Antenna-Federal property in Weld County, Colorado and searched for other opportunities to enhance shareholder value. Thus, during this year, we plan to reinvest over $2.5 million into new drilling; the majority being in development drilling projects. From near the Canadian border to the Gulf Coast, we are pursuing new sources of oil and natural gas.

Our efforts have not gone unnoticed. We have again been recognized by the Oil and Gas Journal (OGJ) which annually ranks U.S. based, publicly-traded oil and gas producers. In a September 17, 2007 article, the OGJ included Basic among the Top 20 Fastest Growing companies for 2006 based on percentage growth in stockholder equity. Although primarily ranked in terms of assets, companies are additionally ranked on eleven other benchmarks, including the fastest growing category. Basic was ranked 124th in terms of assets, 15th fastest growing (up from 18th last year) and 82nd in net income (up from 88th last year). Although it is always nice to be recognized for one's successes, we remain keenly aware of the need to continue working hard and remain focused on unfinished work.

**The Strategy**

We intend to enhance shareholder wealth by focusing on and building the fundamental value of the company, i.e., reserve growth and profitability. We have a three-pronged strategy to grow our pool of oil and gas reserves. In the past, our primary emphasis was on exploration drilling. In the current year, development drilling will take center stage with the ongoing operations on our Antenna Federal property and the TR Madison Unit in Billings County, North Dakota, and with upcoming efforts on our Banks prospect in McKenzie County, North Dakota.

We intend to balance our development drilling efforts with the acquisition of existing properties. We believe the majority of potential acquisitions will occur in the Williston Basin where we have the expertise, the network and the equipment infrastructure to capitalize on opportunities. Furthermore, based on our expected drilling expenditures, we anticipate that nearly $2.5 million will be available for potential acquisitions.

We do not intend to ignore our commitment to exploration drilling. Indeed, we are very excited about our South Flat Lake prospect in Sheridan County, Montana. This project represents the first exploration drilling prospect that we have developed in over two decades. With over 5,000 acres under lease, if this well is successfully completed, it may support 3 to 4 development drilling locations and have a substantial impact on our reserves, production and cash flow. Equally important, this is a project where we will have more control over the pace of our re-investment.

Finally, during the coming year, while we search out and pursue these new opportunities, we also intend to enhance, nurture and develop our current and future employee base thereby providing us with the necessary and comprehensive skill sets required to optimize our long term success.

**Administration**

One of our bigger challenges is looming on the horizon, Sarbanes-Oxley (SOX). With an April 2008 tripwire for our initial Section 404 compliance test, increasing amounts of our time and staff resources will be funneled into this parasitic endeavor. However, we are more fortunate than most. With our SB (small business) status and our March 31st fiscal year end, our compliance date is near the end of the list. We therefore have the benefit of the learning curve forged by others. Despite this, we fully expect our first-year and a half of compliance efforts will cost approximately $250,000 to $300,000; nearly 8 times our annual audit fees, but hopefully only half of the amount typically expended by others. On an on-going basis, we expect SOX compliance and maintenance to at least triple our annual accounting fees. Rather than just accept this exercise as part of being a publicly traded company, we view these compliance efforts as an opportunity. We intend for this effort to enhance and strengthen our accounting infrastructure; how we gather information and report results. Since last June, we have doubled our staff thereby providing better controls, faster throughput and increased capacity. At the end of the SOX compliance process, we intend to have a new foundation that can support us into the future, supplying better information, faster access, more concise information and the capacity to manage more wells.

**Our Focus**

Despite our successes and accolades, and even with skyrocketing oil prices, our stock price has continued to slide from benchmarks achieved two years ago; only recently reaching a floor at $1.10 per share. As the largest shareholder, I can assure you, I have been disappointed and dissatisfied, like many of you. Despite this, as the largest shareholder, I remain confident and excited about our Company and its future. I am confident that by staying focused on building real, long-term value we will be rewarded with higher, yet more importantly, a sustainable stock price. I am confident my goals are very aligned with yours. I recognize, like many of you, that much remains to be accomplished. I am truly excited about the coming year; our search for new reserves, as well as our plans for growth in production and profitability.

We intend to continue to communicate our progress and successes to both our current and future shareholders as we have done in the past. However, we intend to bolster our communication efforts through some new initiatives aimed at increasing our visibility in the investment community. We encourage you to regularly visit our website at www.basicearth.net in order to follow our progress.

**In Conclusion**

Thank you for the opportunity to lead our Company. The next few years will be exciting and challenging times. With continued high commodity prices driving record cash flows into a robust drilling and acquisition program, we are committed to work hard on your behalf in anticipation of not only meeting past results, but reaching the higher goals and results which we seek to achieve. Thank you again for your support!

*Ray Singleton*

President



Information in this entire report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by words such as "should," "may," "will," "anticipate," "estimate," "expect," "plan," "intend" or "continue," or comparable words or phrases. In addition, all statements other than statements of historical facts that address activities that Basic intends, expects or anticipates will or may occur in the future are forward-looking statements. Readers are encouraged to read the SEC reports of Basic, particularly the Company's Quarterly Reports on Form 10-QSB for the quarters ending June 30, 2007, September 30, 2007, in addition to the Company's Annual Report on Form 10-KSB for the fiscal year ended March 31, 2007, for meaningful cautionary language disclosing why actual results may vary materially from those anticipated by management.

# CAPITAL STRUCTURE AND LIQUIDITY

### LIQUIDITY OUTLOOK

The Company's primary source of funding is the net cash flow from the sale of its oil and gas production. The profitability and cash flow generated by the Company's operations in any particular accounting period will be directly related to: (a) the volume of oil and gas produced and then sold, (b) the average realized prices for oil and gas sold, and (c) lifting costs. Assuming oil prices do not decline significantly from current levels, management believes the cash generated from operations will provide sufficient working capital for the Company to meet its existing and normal recurring obligations as they become due in fiscal 2008. In addition, as mentioned in the "Debt" section below, Basic has an available borrowing capacity of $4,000,000 as of June 18, 2007.

### FINANCING

The Company recognizes the importance of developing its capital resource base in order to pursue its objectives. However, subsequent to its last public offering in 1980, debt financing has been the sole source of external funding.

### BANK DEBT

The Company's current banking relationship, established in March 2002, is with American National Bank (the Bank), located in Denver, Colorado. Effective January 3, 2006 Basic and the Bank amended the existing loan agreement to increase the line of credit amount from $1,000,000 to $20,000,000 with a concurrent borrowing base increase from $1,000,000 to $4,000,000. Also, the maturity date of the loan was extended for one year to December 31, 2007. Effective December 31, 2006 the loan agreement was amended again to extend the maturity date of the credit agreement to December 31, 2008.

During both the years ended March 31, 2007 (2007) and March 31, 2006 (2006) Basic utilized its credit facility to fund portions of its drilling program and incurred interest charges of $6,000 and $7,000, respectively. Basic's effective annual interest rate was 8.50% and 8.00% at March 31, 2007 and 2006, respectively. On June 18, 2007 the Company had no outstanding principal balance on the line of credit with the entire $4,000,000 available for borrowing. If necessary, Basic may borrow funds to reduce payables, finance re-completion or drilling efforts, fund property acquisitions, or pursue other opportunities the Company cannot envision at this time. See Note 5 to the Consolidated Financial Statements for a more detailed discussion of the Company's bank credit facility.

### HEDGING

In the past, the Company has used hedging techniques to limit its exposure to oil price fluctuations. Typically, Basic will utilize either futures or option contracts. During 2007 and 2006 the Company did not participate in any hedging activities. The Company had no open futures or option contracts in place at either March 31, 2007 or March 31, 2006. Additional information concerning the Company's hedging activities appears in Note 1 to the Consolidated Financial Statements.

### WORKING CAPITAL

At March 31, 2007 the Company had a working capital surplus of $2,057,000 (a current ratio of 2.03:1) compared to a working capital surplus at March 31, 2006 of $217,000 (a current ratio of 1.15:1). The primary difference from 2006 to 2007 was a substantial increase in cash and cash equivalents resulting from the combined effect of improved cash flow from operations with a drop in the amount of funds used in investing activities.

### CASH FLOW

As mentioned above, the Company's primary source of funding is the cash flow from its operations. Cash provided by operating activities jumped 42% from $3,013,000 in 2006 to $4,283,000 in 2007. This increase was primarily due to a combination of improved oil and gas production and higher average oil prices.

Net cash used in investing activities dropped 67% from $4,281,000 in 2006 to $1,413,000 in 2007. This decrease underscores the fact that, since Basic has a minority, non-operated interest in most of its current portfolio of exploration and development projects, it has little or no control over the pace at which wells are drilled and/or re-completed.

Periodically during 2007 the Company utilized debt financing to fund short-term working capital needs. With a strong cash flow from operations and a significant amount of available cash, Basic has not borrowed on its line of credit since June 2006. Cash provided by financing activities was $454,000 in 2006 while cash used for financing activities was $425,000 in 2007, principally for repayment of debt.



## CAPITAL EXPENDITURES

During 2007 the Company's capital expenditures were primarily focused in two specific areas: the Montana and North Dakota portions of the Williston basin and the Christmas Meadows prospect in Summit County, Utah. In the Williston basin the Company's efforts were concentrated in three areas: Richland County, Montana, the Indian Hill Field in McKenzie County, North Dakota and the Banks prospect also located in McKenzie County, North Dakota. Total capital expenditures during 2007 for oil and gas property and equipment and various leasehold interests were $1,703,000. Eighty-eight percent of these costs can be broken down between the specific areas of focus as follows:

• ***Banks Prospect - McKenzie County, North Dakota.*** Basic spent a total of $739,000 for additional drilling and/or completion operations on the prospect's first three wells. The State 16-1H well began producing near the end of 2006, the LM #2 well was placed on production near the beginning of 2007 and the LM #1 is currently shut-in and being evaluated for further development.

• ***Horizontal Bakken - Richland County, Montana.*** The Company invested $298,000 in this area: $258,000 to drill a second horizontal lateral in the Johnson 3-21H well and $40,000 of additional completion costs on the Halvorsen 21X-36.

• ***Indian Hill Field - McKenzie County, North Dakota.*** A total of $154,000 was used to finance re-completion work on the Lynn #2 and Lynn #3H wells.

• ***Other Areas - Summit County, Utah.*** The Company invested $302,000 for its 2% working interest to drill the Table Top Unit #1 well that is operated by Double Eagle Petroleum Company. In February 2007 drilling operations were halted after encountering the Dakota formation at approximately 16,000 and the well was plugged back to the base of the intermediate casing.

These projects were primarily funded with internally generated cash flow from operations. See also the Areas of Focus and Company Developments sections of Part 1 of this report for further discussion related to Basic's exploration and development activities.

The Company's capital expenditure budget for 2007 anticipated meeting or exceeding fiscal 2006 capital expenditures of $4.3 million. However, Basic has a minority interest in most of its current portfolio of exploration and development projects and, as such, had little or no control over the pace at which wells were drilled and/or re-completed. The Company believes that the unspent portion of its 2007 capital budget will be deployed in fiscal 2008.

Basic is continually evaluating exploration, development and acquisition opportunities in an effort to grow its oil and gas reserves. At present cash flow levels and available borrowing capacity, Basic expects to have sufficient funds available for its share of any additional acreage, seismic and/or drilling cost requirements that might arise from these opportunities. However, the Company may alter or vary all or part of these planned capital expenditures based upon changes in circumstances, unforeseen opportunities, inability to negotiate favorable acquisition, farmout or joint venture terms, lack of cash flow, lack of additional funding, if necessary, and/or other events which the Company is not able to anticipate.

## DIVESTITURES/ ABANDONMENTS

The Company plugged three wells during 2007 and incurred some additional costs pertaining to the abandonment of wells that were plugged in prior periods.

### IMPACT OF INFLATION

Inflation has not had a material impact on the Company in recent years because of the relatively low rates of inflation in the United States.

## CAPITAL RESOURCES

### OVERVIEW

In addition to the Company's routine production-related costs, general and administrative expenses and, when necessary, debt repayment requirements, the Company requires capital to fund its exploratory and development drilling efforts, and the acquisition of additional properties as well as any development and enhancement of these acquired properties. Even though Basic's borrowing base was increased from $1,000,000 to $4,000,000 in 2006, the Company's current credit facility is somewhat limited. In addition, the Company is reluctant to use debt to fund true exploration efforts. Concurrently, the Company has received numerous inquiries regarding the possibility of funding the Company's efforts through equity contributions or debt instruments. Given strong cash flows and the relatively modest nature of the Company's current drilling projects (one or two well exposure), management has thus far declined these overtures. Management's primary concern in this area is the dilution of its existing shareholders. However, going forward, given that one of the key components of Basic's growth strategy is to expand its oil and gas reserve base through exploration and development drilling, if the Company were presented with a significant opportunity and available cash and bank debt financing were insufficient, it is possible Basic would consider alternative forms of additional financing.

### OTHER COMMITMENTS

The Company has no obligations to purchase additional, or sell any existing, oil and gas property. Basic also does not have any other commitments beyond its office lease and software maintenance contracts (see Note 6 to the Consolidated Financial Statements).

## RESULTS OF OPERATIONS

**Fiscal 2007 compared with fiscal 2006.**

### OVERVIEW

Net income for the year ended March 31, 2007 (2007) was $2,500,000 compared to net income of $2,815,000 for the year ended March 31, 2006 (2006), an 11% decrease. Earnings for 2007 were greatly impacted by the current year income tax expense and the provision for deferred income taxes following utilization of the remaining tax net operating loss carry-forward in 2006.

### REVENUES

Oil and gas sales revenue increased $534,000 (8%) in 2007 over 2006 as a result of both an increase in volume sales and higher average oil prices. Oil sales revenue alone increased $585,000 (11%). An increase in sales volume in 2007 contributed $235,000 while higher average oil prices in 2007 added $350,000. Gas sales revenue alone decreased $51,000 (5%) in 2007 from 2006. A positive variance of $114,000 from higher volume sales was more than offset by a $165,000 negative variance attributable to a lower average price for natural gas.



### VOLUMES AND PRICES

As a result of new production from the Halvorsen 21X-36 and two wells in the Company's Banks prospect, oil sales volume increased 4% from 99,900 barrels in 2006 to 104,200 barrels in 2007 while the average price per barrel rose 6% from $55.35 in 2006 to $58.70 in 2007. Primarily due to new production from Basic's Louisiana gas well, gas sales volume increased 11% from 140.8 million cubic feet in (MMcf) 2006 to 155.8 MMcf in 2007 while the average price per Mcf dropped 14%, from $7.56 in 2006 to $6.51 in 2007. On an equivalent barrel (BOE) basis, sales increased 5% from 123,400 BOE in 2006 to 130,100 BOE in 2007.

## EXPENSES

Oil and gas production expense decreased $169,000 (8%) in 2007 from 2006. Oil and gas production expense is comprised of two components: routine lease operating expenses and workovers. Routine expenses typically include such items as daily well maintenance, utilities, fuel, water disposal and minor surface equipment repairs. Workovers, on the other hand, which primarily include downhole repairs, are generally random in nature. Although workovers are expected, they can be much more frequent in some wells than others and their cost can be significant. Therefore, workovers account for more dramatic fluctuations in oil and gas production expense from period to period.

Routine lease operating expense increased $218,000 (16%) from $1,342,000 in 2006 to $1,560,000 in 2007 mainly because of new wells placed on production in 2007. Workover expense dropped $387,000 (51%) from $762,000 in 2006 to $375,000 in 2007 primarily as a result of unusually high workover expenses on three properties in 2006. On an equivalent barrel basis, routine lease operating expense increased 10% from $10.88 per BOE in 2006 to $11.99 in 2007 while workover expense dropped 53% from $6.18 in 2006 to $2.88 per BOE in 2007.

Primarily as a result of the increase in oil and gas sales revenue, production taxes, which are a function of sales revenue, increased $27,000 (6%) in 2007 over 2006. Production taxes as a percent of oil and gas sales revenue actually dropped slightly from 7.0% in 2006 to 6.8% in 2007.

The overall lifting cost (oil and gas production expense plus production taxes) per BOE was $18.61 in 2007 compared to $20.78 in 2006. Basic cautions that this cost per equivalent barrel is not indicative of all wells, and that certain high cost wells would be shut in should oil prices begin to drop below certain levels.

Depreciation,depletion and impairment expense increased $90,000 (16%) in 2007 over 2006. Included in the 2006 expense is an $85,000 ceiling limitation impairment charge applicable to the Company's Canadian operations. With respect to U.S. operations only, depreciation and depletion expense increased $175,000 (38%) in 2007 over 2006 due to the Company's extensive drilling activity at the end of 2006 and the resulting inclusion of new properties in the Company's estimated oil and gas reserves and full cost pool depletable base in 2007. For U.S. operations only, depreciation and depletion expense per BOE increased from $3.70 in 2006 to $4.85 in 2007.

Accretion of asset retirement obligation increased $34,000 (46%) in 2007 over 2006. This increase is a result of revisions to previous estimates of future plugging and abandonment costs. Additional information concerning SFAS No. 143 and related activity during 2007 can be found in Note 2 to the Consolidated Financial Statements.

General and administrative (G&A) expense increased $22,000 (4%) in 2007 over 2006. Increases in SEC reporting, audit related costs, and consulting fees, and a decrease in the amount of G&A expenses that Basic could charge out to operated properties, all were only partially offset by a decrease in employee benefits. The percentage of gross G&A expense that the Company was able to charge out was 27% in 2007 compared to 30% in 2006. G&A expense per BOE decreased 1% from $4.24 in 2006 to $4.20 in 2007. G&A expense as a percentage of total sales revenue also dropped slightly from 7.9% in 2006 to 7.7% in 2007.

## OTHER INCOME/EXPENSES

Due to significantly higher cash balances throughout the year, interest and other income, which consists almost entirely of interest income, increased from $23,000 in 2006 to $50,000 in 2007. Interest and other expenses, consisting primarily of interest from short-term debt financing, decreased from $11,000 in 2006 to $7,000 in 2007. Also in 2007 Basic recorded as other income a refund, plus accrued interest, totaling $79,000 from the Department of Energy for overpayments related to fuel purchases made from 1973 through 1980 by a wholly-owned subsidiary of the Company that has been inactive since 1980.

## INCOME TAXES

In 2007 the Company recorded income tax expense of $907,000 comprised of a current year income tax provision of $326,000 and a deferred income tax provision of $581,000. This compares to a 2006 income tax expense of $13,000. At March 31, 2006 Basic had a net deferred tax asset of $359,000. However, with a combination of the Company's net income from operations over the past few years and the expensing of intangible drilling and completion costs for tax purposes during these years, Basic's net deferred tax asset has been utilized and the Company now is in a deferred tax liability position. Going forward, under a scenario of sustained net income from operations, Basic anticipates recording an income tax expense each year that should approximate 38%. The effective tax rate for 2007 was 27% of pre-tax income, which differs from the expected future tax rate primarily because of the utilization during 2007 of the Company's remaining net deferred tax asset carried forward from 2006, which had previously been fully offset by a valuation allowance due to the uncertainty as to its utilization.

## SELECTED FINANCIAL INFORMATION

The following table shows selected financial information and averages for each of the three prior years in the period ended March 31.

| Selected Financial Information | 2007 | 2006 | 2005 |
|---|---|---|---|
| Production: | | | |
| Oil (barrels) | 104,200 | 99,900 | 91,600 |
| Gas (Mcf) | 155,800 | 140,800 | 163,700 |
| Revenue: (in thousands) | | | |
| Oil | $ 6,115 | $ 5,530 | $ 3,934 |
| Gas | 1,014 | 1,065 | 893 |
| Total | 7,129 | 6,595 | 4,827 |
| Less: Total production expense (in thousands)[1] | 2,422 | 2,564 | 1,919 |
| Gross profit (in thousands) | $ 4,707 | $ 4,031 | $ 2,908 |
| Depletion expense (in thousands)[4] | $ 631 | $ 456 | $ 256 |
| General and administrative expense (in thousands) | $ 546 | $ 524 | $ 416 |
| Average sales price[2] | | | |
| Oil (per barrel) | $ 58.70 | $ 55.35 | $ 42.94 |
| Gas (per Mcf) | 6.51 | 7.56 | 5.45 |
| Average production expense[1,2,3] | 18.61 | 20.78 | 16.14 |
| Average gross profit[2,3] | 36.17 | 32.66 | 24.45 |
| Average depletion expense[2,3,4] | 4.85 | 3.70 | 2.15 |
| Average general and administrative expense[2,3] | 4.20 | 4.24 | 3.50 |

(1) Operating expenses, including production tax
(2) Averages calculated based upon non-rounded figures
(3) Per equivalent barrel (6 Mcf of gas is equivalent to 1 barrel of oil)
(4) Excluding impairment expense related to Canadian full cost pool ceiling limitation

# CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances. Although actual results may differ from these estimates under different assumptions or conditions, management believes that its estimates are reasonable and that actual results will not vary significantly from the estimated amounts. The Company believes the following accounting policies and estimates are critical in the preparation of its consolidated financial statements: the carrying value of its oil and gas property, the accounting for oil and gas reserves, and the estimate of its asset retirement obligations.

## OIL AND GAS PROPERTY

Basic utilizes the full cost method of accounting for costs related to its oil and gas property. Capitalized costs included in the full cost pool are depleted on an aggregate basis over the estimated lives of the properties using the units-of-production method. These capitalized costs are subject to a ceiling test that limits such pooled costs to the aggregate of the present value of future net revenues attributable to proved oil and gas reserves discounted at 10 percent plus the lower of cost or market value of unproved properties less any associated tax effects. If the full cost pool of capitalized oil and gas property costs exceeds the ceiling, Basic will record a ceiling test write-down to the extent of such excess. This write-down is a non-cash charge to earnings. If required, it reduces earnings and impacts shareholders' equity in the period of occurrence and results in lower depreciation and depletion in future periods. The write-down may not be reversed in future periods, even though higher oil and gas prices may subsequently increase the ceiling.

### OIL AND GAS RESERVES

The determination of depreciation and depletion expense as well as ceiling test write-downs related to the recorded value of the Company's oil and gas properties are highly dependent on the estimates of the proved oil and gas reserves attributable to these properties. Oil and gas reserves include proved reserves that represent estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. There are numerous uncertainties inherent in estimating oil and gas reserves and their values, including many factors beyond Basic's control. Accordingly, reserve estimates are often different from the quantities of oil and gas ultimately recovered and the corresponding lifting costs associated with the recovery of these reserves. Ninety-two percent of Basic's reported oil and gas reserves at March 31, 2007 are based on estimates prepared by an independent petroleum engineering firm. The remaining eight percent of the Company's oil and gas reserves were prepared in-house. See also Note 13 to the Consolidated Financial Statements.

### ASSET RETIREMENT OBLIGATIONS

The Company has significant obligations related to the plugging and abandonment of its oil and gas wells, the removal of equipment and facilities, and returning the land to its original condition. SFAS No. 143, "Accounting for Asset Retirement Obligations" requires that Basic estimate the future cost of this obligation, discount this cost to its present value, and record a corresponding asset and liability in its Consolidated Balance Sheets. The values ultimately derived are based on many significant estimates, including the ultimate expected cost of the obligation, the expected future date of the required cash expenditures, and inflation rates. The nature of these estimates requires management to make judgments based on historical experience and future expectations related to timing. The Company reviews the estimate of its future asset retirement obligations quarterly. These quarterly reviews may require revisions to these estimates based on such things as changes to cost estimates or the timing of future cash outlays. Any such changes that result in upward or downward revisions in the estimated obligation will result in an adjustment to the related capitalized asset and corresponding liability on a prospective basis. See also Note 2 to the Consolidated Financial Statements.

### OFF BALANCE SHEET TRANSACTIONS, ARRANGEMENTS OR OBLIGATIONS

The Company has no off balance sheet transactions, arrangements or obligations.

## RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157). The Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS No. 157 is not expected to have a material effect on the Company's financial position, results of operations, or cash flows.

In July 2006 the FASB released FASB Interpretaion No. 48 - "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN No. 48). FIN No. 48 clarifies the accounting and reporting for uncertainties in income taxes recognized in an entity's financial statements in accordance with Statement of Financial Accounting Standards No. 109 - "Accounting for Income Taxes" and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 is effective for fiscal years beginning after December 15, 2006 with the impact of adoption to be reported as a cumulative effect of an accounting change. The adoption of FIN No. 48 is not expected to have a material effect on the Company's financial position, results of operations, or cash flows.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Basic Earth Science Systems, Inc.
Denver, Colorado

We have audited the consolidated balance sheets of Basic Earth Science Systems, Inc. and subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Basic Earth Science Systems, Inc. and subsidiaries as of March 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

**HEIN** & ASSOCIATES LLP

Denver, Colorado
June 28, 2007

# Consolidated Balance Sheets

**ASSETS**
**AT MARCH 31**

| | 2007 | 2006 |
|---|---|---|
| Current assets: | | |
| Cash and cash equivalents | $ 2,523,000 | $ 78,000 |
| Accounts receivable: | | |
| Oil and gas sales | 825,000 | 913,000 |
| Joint interest and other receivables, net of $70,000 allowance | 436,000 | 472,000 |
| Other current assets | 262,000 | 297,000 |
| **Total current assets** | 4,046,000 | 1,690,000 |
| Oil and gas property, full cost method: | | |
| Proved property | 27,686,000 | 24,257,000 |
| Unproved property | 1,199,000 | 2,881,000 |
| Accumulated depreciation and depletion | (17,842,000) | (17,250,000) |
| Net oil and gas property | 11,043,000 | 9,888,000 |
| Other non-current assets, net | 363,000 | 272,000 |
| Total non-current assets | 11,406,000 | 10,160,000 |
| **Total assets** | $ 15,452,000 | $ 11,850,000 |

*See accompanying notes to Consolidated Financial Statments*

**LIABILITIES AND SHAREHOLDERS' EQUITY**
**AT MARCH 31**

| | 2007 | 2006 |
|---|---|---|
| Current liabilities: | | |
| Accounts payable | $ 744,000 | $ 389,000 |
| Accrued liabilities | 1,245,000 | 1,084,000 |
| **Total current liabilities** | 1,989,000 | 1,473,000 |
| Long-term liabilities: | | |
| Long-term debt | -- | 445,000 |
| Deferred tax liability | 581,000 | -- |
| Asset retirement obligation | 1,802,000 | 1,372,000 |
| Total long-term liabilities | 2,383,000 | 1,817,000 |
| Commitments (Note 6) | | |
| Shareholders' equity: | | |
| Preferred stock, $.001 par value | | |
| Authorized - 3,000,000 shares | | |
| Issued - 0 shares | -- | -- |
| Common stock, $.001 par value | | |
| Authorized - 32,000,000 shares | | |
| Issued - 17,304,752 shares at March 31, 2007 and 17,129,752 at March 31, 2006 | 17,000 | 17,000 |
| Additional paid-in capital | 22,730,000 | 22,710,000 |
| Treasury stock (349,265 shares); at cost(23,000) | (23,000) | (23,000) |
| Accumulated deficit | (11,644,000) | (14,144,000) |
| Total shareholders' equity | 11,080,000 | 8,560,000 |
| **Total liabilities and shareholders' equity** | $ 15,452,000 | $ 11,850,000 |

*See accompanying notes to Consolidated Financial Statments*

**CONSOLIDATED STATEMENTS OF OPERATIONS**
**YEARS ENDED MARCH 31**

| | 2007 | 2006 |
|---|---|---|
| **Revenues:** | | |
| Oil and gas sales | $ 7,129,000 | $ 6,595,000 |
| Well service revenue | 38,000 | 20,000 |
| Total revenues | 7,167,000 | 6,615,000 |
| **Expenses:** | | |
| Oil and gas production | 1,935,000 | 2,104,000 |
| Production tax | 487,000 | 460,000 |
| Well servicing expenses | 41,000 | 24,000 |
| Depreciation, depletion and impairment | 640,000 | 550,000 |
| Accretion of asset retirement obligation | 108,000 | 74,000 |
| Asset retirement expense | 125,000 | 63,000 |
| General and administrative | 546,000 | 524,000 |
| Total expenses | 3,882,000 | 3,799,000 |
| Income from operations | 3,285,000 | 2,816,000 |
| **Other Income (Expense):** | | |
| Interest and other income | 50,000 | 23,000 |
| Fuel purchase overcharge refund | 79,000 | -- |
| Interest and other expenses | (7,000) | (11,000) |
| Total other income | 122,000 | 12,000 |
| Income before income taxes | 3,407,000 | 2,828,000 |
| Current Income tax expenses | 326,000 | 13,000 |
| Provision for deferred income taxes | 581,000 | -- |
| Total income taxes | 907,000 | 13,000 |
| **Net income** | **$ 2,500,000** | **$ 2,815,000** |
| **Per share amounts:** | | |
| **Basic** | **$ 0.149** | **$ 0.168** |
| **Diluted** | **$ 0.146** | **$ 0.164** |
| **Weighted average common shares outstanding:** | | |
| Basic | 16,825,076 | 16,732,611 |
| Diluted | 17,129,537 | 17,125,635 |

*See accompanying notes to Consolidated Financial Statements.*

**CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY**
**YEARS ENDED MARCH 31, 2007 AND 2006**

| | Common stock | | Additional | Treasury stock | | Accumulated |
|---|---|---|---|---|---|---|
| | Shares | Par Value | Paid-in Capital | Shares | Amount | Deficit |
| **Balance, April 1, 2005** | **17,004,752** | **$ 17,000** | **$ 22,701,000** | **(349,265)** | **$ (23,000)** | **$(16,959,000)** |
| Stock options exercised | 125,000 | -- | 9,000 | -- | -- | -- |
| Net income | -- | -- | -- | -- | -- | 2,815,000 |
| **Balance, March 31, 2006** | **17,129,752** | **17,000** | **22,710,000** | **(349,265)** | **(23,000)** | **(14,144,000)** |
| Stock options exercised | 175,000 | -- | 20,000 | -- | -- | -- |
| Net income | -- | -- | -- | -- | -- | 2,500,000 |
| **Balance, March 31, 2007** | **17,304,752** | **$ 17,000** | **$ 22,730,000** | **(349,265)** | **$ (23,000)** | **$ (11,644,000)** |

*See accompanying notes to Consolidated Financial Statements*

## CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31

| | 2007 | 2006 |
|---|---|---|
| **Increase (decrease) in cash and cash equivalents:** | | |
| **Cash flows from operating activities:** | | |
| Net income | $ 2,500,000 | $ 2,815,000 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation, depletion and impairment | 640,000 | 550,000 |
| Deferred tax liability | 581,000 | -- |
| Accretion of asset retirement obligation | 108,000 | 74,000 |
| Change in: | | |
| Net accounts receivable | 54,000 | (308,000) |
| Other assets | 70,000 | (86,000) |
| Accounts payable and accrued liabilities | 321,000 | (33,000) |
| Asset retirement obligation | -- | (6,000) |
| Other | 9,000 | 7,000 |
| **Net cash provided by operating activities** | 4,283,000 | 3,013,000 |
| **Cash flows from investing activities:** | | |
| Capital expenditures: | | |
| Oil and gas property | (1,703,000) | (4,271,000) |
| Support equipment | (38,000) | (8,000) |
| Insurance settlements | 208,000 | -- |
| Proceeds from sale of oil and gas property and equipment | 146,000 | 21,000 |
| Proceeds from sale of support equipment | -- | 1,000 |
| Other | (26,000) | (24,000) |
| **Net cash used in investing activities** | (1,413,000) | (4,281,000) |
| **Cash flows from financing activities:** | | |
| Proceeds from exercise of common stock options | 20,000 | 9,000 |
| Proceeds from borrowing | 565,000 | 1,905,000 |
| Debt payments | (1,010,000) | (1,460,000) |
| **Net cash provided by used in financing activities** | (425,000) | 454,000 |
| **Cash and cash equivalents:** | | |
| Increase (decrease) in cash and cash equivalents | 2,445,000 | (814,000) |
| Balance, beginning of year | 78,000 | 892,000 |
| **Balance, end of year** | $ 2,523,000 | $ 78,000 |
| **Supplemental disclosure of cash flow information:** | | |
| Cash paid for interest | $ 7,000 | $ 8,000 |
| Increase in oil and gas property due to asset retirement obligation | $ 512,000 | $ 132,000 |

*See accompanying notes to Consolidated Financial Statements.*

# 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

## ORGANIZATION AND NATURE OF OPERATIONS

Basic Earth Science Systems, Inc. (Basic or the Company), was originally organized in July 1969 and had its first public offering in 1980. The Company is principally engaged in the acquisition, exploitation, development, operation and production of crude oil and natural gas. The Company's primary areas of operation are the Williston basin in North Dakota and Montana, south Texas and the Denver-Julesburg basin in Colorado.

## PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Basic Earth Science Systems, Inc. (Basic or the Company) and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

## OIL AND GAS PRODUCTION ACTIVITY

Basic follows the full cost method of accounting for its oil and gas activity. Accordingly, all costs associated with the acquisition, exploration and development of oil and gas properties are capitalized. Should net oil and gas property cost exceed an amount equal to the present value (using a 10% discount factor) of estimated future net revenue from proved reserves, considering related income tax effects, as prescribed by the Securities and Exchange Commission's ceiling limitation, the excess is charged to expense during the period in which the excess occurs. With respect to its U.S. operations, Basic did not incur a ceiling limitation charge in either of the years ended March 31, 2007 (2007) or March 31, 2006 (2006). The Company did, however, take a ceiling limitation charge of $85,000 in 2006 related to its Canadian operations.

If a significant portion of Basic's oil and gas reserves are sold, a gain or loss would be recognized; otherwise, proceeds from sales are applied as a reduction of oil and gas property. In 2007 and 2006, Basic reduced the carrying value of its oil and gas property $146,000 and $21,000, respectively, as a result of the sale of its interest in certain oil and gas property and equipment. Also in 2007, the Company received insurance settlements of $161,000 and $47,000 related to contractor negligence coverage and blowout coverage, respectively. The carrying value of Basic's oil and gas property was reduced by the $208,000 received from these settlements.

The majority of Basic's oil reserves are located in the Williston basin area of North Dakota and Montana and in south Texas, and the majority of Basic's gas reserves are located in Colorado's Denver-Julesburg basin and in portions of the on-shore Gulf Coast region.



All capitalized costs are depleted on a composite units of production method based on estimated proved reserves attributable to the oil and gas properties owned by Basic. Depletion expense (excluding impairment charges related to the Canadian full cost pool ceiling limitation writedown) per equivalent barrel of production was $4.85 and $3.70 for 2007 and 2006, respectively.

## USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. There are manyfactors, including global events, which may influence the production, processing, marketing, and pricing of crude oil and natural gas. A reduction in the valuation of oil and gas properties resulting from declining prices or production could adversely impact depletion rates and ceiling test limitations. Significant estimates include an estimate of the Company's oil and gas reserves that is used to calculate depreciation and depletion expense, an estimate of Basic's asset retirement obligation and an estimate of deferred income taxes.

### SUPPORT EQUIPMENT AND OTHER

Support equipment (including such items as vehicles, office furniture and equipment, and well servicing equipment) is stated at cost. Depreciation of support equipment and other property is computed using various methods over periods ranging from five to seven years.

### INVENTORY

Inventory, consisting primarily of tubular goods and oil field equipment, is stated at the lower of cost or market, cost being determined by the FIFO method. See also Notes 3 and 4 below.

### FAIR VALUE OF FINANCIAL INSTRUMENTS

Unless otherwise specified, the Company believes the carrying value of financial instruments approximates their fair value.

### LONG-TERM ASSETS

The Company applies Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" in evaluating all long-lived assets except the full cost pool for possible impairment. Under SFAS No. 144, long-lived assets and certain intangibles are reported at the lower of cost or their estimated recoverable amounts. During 2007 and 2006 there was no impairment recorded for long-lived assets..

### EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of the Company and is calculated by dividing net income by the diluted weighted average number of common shares. The diluted weighted average number of common shares is computed using the treasury stock method for common stock that may be issued for outstanding stock options. The following is a reconciliation of basic and diluted earnings per share for 2007 and 2006:

**EARNINGS PER SHARE YEARS ENDED MARCH 31**

| | 2007 | 2006 |
|---|---|---|
| Numerator: | | |
| Net income available to common shareholders | $ 2,500,000 | $ 2,815,000 |
| Denominator: | | |
| Denominator for basic earnings per share | 16,825,076 | 16,732,611 |
| Effect of dilutive securities: Stock options | 304,461 | 393,024 |
| Denominator for diluted earnings per share | 17,129,537 | 17,125,635 |

All options currently issued and outstanding were included in the computation of diluted earnings per share for both 2007 and 2006. See Note 7 below for further discussion of the Company's stock options..

### STOCK OPTION PLANS

With the issuance of Statement of Financial Accounting Standards No. 123(R), (SFAS No. 123(R)), in December 2004, the Company will be required in the future to recognize all equity-based compensation, including stock option grants, as stock-based compensation expense in its Consolidated Statements of Operations based on the fair value of the compensation. The Company adopted SFAS No. 123(R) in the June 30, 2006 quarter. Since the Company's stock option plan expired in July 2005 and no options have been granted since July 2003, Basic did not record any stock-based compensation expense in either 2007 or 2006. See Note 7 below for further discussion of the Company's stock options.

### COMPREHENSIVE INCOME

Comprehensive income is comprised of net income and all changes to the Consolidated Statements of Shareholders' Equity, except those due to investments by shareholders, changes in additional paid-in capital and distributions to shareholders. There was no difference between net income and comprehensive income for 2007 or 2006.

### CASH AND CASH EQUIVALENTS

For purposes of the Consolidated Balance Sheets and Statements of Cash Flows, Basic considers all highly liquid investments with a maturity of ninety days or less when purchased to be cash equivalents. The carrying amount of cash equivalents approximates fair value because of the short-term maturity of those instruments.

### INCOME TAXES

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" which requires the use of the "liability method." Accordingly, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. See Note 9 below.

### HEDGING ACTIVITIES

Basic accounts for its hedging activities in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and related pronouncements. SFAS No. 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of these derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows.

In the past, the Company has used hedging techniques to limit its exposure to oil price fluctuations. Typically Basic will utilize either futures or option contracts. During the years ended March 31, 2007 and 2006 the Company did not participate in any hedging activities. Basic had no open futures or option contracts in place at either March 31, 2007 or March 31, 2006.

The Company recognizes the benefits of stabilizing volatile oil and gas prices via hedging instruments and will continue to monitor the futures market in an effort to identify, and participate in, hedging opportunities that the Company views as favorable.

The continuation of hedging activities may vary or change due to change of circumstances, unforeseen opportunities, inability to fund margin requirements, lending institution requirements and other events which the Company is not able to anticipate.

### RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157). The Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS No. 157 is not expected to have a material effect on the Company's financial position, results of operations, or cash flows.



In July 2006 the FASB released FASB Interpretaion No. 48 - "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN No. 48). FIN No. 48 clarifies the accounting and reporting for uncertainties in income taxes recognized in an entity's financial statements in accordance with Statement of Financial Accounting Standards No. 109 - "Accounting for Income Taxes" and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 is effective for fiscal years beginning after December 15, 2006 with the impact of adoption to be reported as a cumulative effect of an accounting change. The adoption of FIN No. 48 is not expected to have a material effect on the Company's financial position, results of operations, or cash flows.

### RECLASSIFICATIONS

Certain prior year amounts may have been reclassified to conform to current year presentation. Such reclassifications had no effect on the prior year net income.

## 2. ASSET RETIREMENT OBLIGATION

Statement of Financial Accounting Standards No. 143 (SFAS No. 143), "Accounting for Asset Retirement Obligations" requires the fair value of an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated present value of the asset retirement cost is capitalized as part of the carrying amount of the long-lived asset. Basic owns oil and gas properties that require expenditures to plug and abandon when reserves in the wells are depleted. Under SFAS No. 143 these future expenditures are recorded in the period the liability is incurred (at the time the wells are drilled and completed or acquired).

The asset retirement expense recorded in years ended March 31, 2007 and 2006 represents plugging and abandonment costs in excess of the estimated asset retirement obligation recorded with the adoption of SFAS No. 143. The Company based its initial estimates on its knowledge and experience plugging wells in earlier years. The excess costs incurred over original estimates and the revisions to estimates shown in the table immediately above reflect the impact of escalating labor and rig costs primarily within the Williston basin area of North Dakota and Montana.

The following table summarizes the activity related to the Company's estimate of future asset retirement obligations for 2007 and 2006:

| ASSET RETIREMENT OBLIGATION YEARS ENDED MARCH 31 | 2007 | 2006 |
|---|---|---|
| Asset retirement obligation at beginning of period | $ 1,408,000 | $ 1,263,000 |
| Liabilities settled during the period | (57,000) | (61,000) |
| New obligations for wells drilled and completed | -- | 29,000 |
| Accretion of asset retirement obligation | 108,000 | 74,000 |
| Revisions to estimates | 512,000 | 103,000 |
| Asset retirement obligation at end of period | $ 1,971,000 | $ 1,408,000 |
| Current liability | $ 169,000 | $ 36,000 |
| Long-term liability | 1,802,000 | 1,372,000 |
| Asset retirement obligation at end of each period | $ 1,971,000 | $ 1,408,000 |

## 3. OTHER CURRENT ASSETS

Other current assets at March 31, 2007 and 2006 consisted of the following:

**OTHER CURRENT ASSETS**

| | 2007 | 2006 |
|---|---|---|
| Lease and well equipment inventory | $ 159,000 | $ 161,000 |
| Drilling and completion cost prepayments | 50,000 | 118,000 |
| Prepaid insurance premiums | 47,000 | 12,000 |
| Other current assets | 6,000 | 6,000 |
| Total other current assets | $ 262,000 | $ 297,000 |

The lease and well equipment inventory represents well-site production equipment owned by the Company that has been removed from wells that Basic operates. This occurs when the Company plugs a well or replaces defective, damaged or suspect equipment on a producing well. In this case, salvaged equipment is valued at prevailing market prices, removed from the full cost pool and made available for sale. This equipment is carried on the balance sheet at a value not to exceed the original carrying value established at the time it was placed in inventory. This equipment is intended for re-sale to third parties at current fair market prices. Sale of this equipment is expected to occur in less than one year. This policy does not preclude the Company from further transferring serviceable equipment to other wells that Basic operates on an as-needed basis.

Drilling and completion cost prepayments represent cash expenditures advanced by the Company to outside operators prior to the commencement of drilling and/or completion operations on a well. The 2006 balance reflects cash advances for future completion work on two North Dakota wells while the 2007 balance corresponds to the unused portion of cash advances on one North Dakota re-completion and on the Table Top Unit #1 well in the Company's Christmas Meadows prospect.

## 4. OTHER NON-CURRENT ASSETS

Other non-current assets at March 31, 2007 and 2006 consisted of the following:

**OTHER NON-CURRENT ASSETS**

| | 2007 | 2006 |
|---|---|---|
| Lease and well equipment inventory | $ 220,000 | $ 149,000 |
| Office and support equipment, net | 74,000 | 54,000 |
| Plugging bonds | 69,000 | 69,000 |
| Total other current assets | $ 363,000 | $ 272,000 |

This lease and well equipment inventory, unlike the equipment inventory in Other Current Assets that is held for re-sale, is intended for use on leases that Basic operates. This equipment inventory represents well-site production equipment owned by the Company that has either been purchased or has been removed from wells that Basic operates. When placed in inventory, new equipment is valued at cost and salvaged equipment is valued at prevailing market prices. The inventory is carried at the lower of the original carrying value or fair market value.

Plugging bonds represent Certificates of Deposit furnished by the Company to third parties who supply plugging bonds to federal and state agencies where Basic operates wells.

## 5. LONG-TERM DEBT

### BANK DEBT

The Company's current banking relationship, established in March 2002, is with American National Bank (the Bank), located in Denver, Colorado. Effective January 3, 2006 Basic and the Bank amended the existing loan agreement to increase the line of credit amount from $1,000,000 to $20,000,000 with a concurrent borrowing base increase from $1,000,000 to $4,000,000. Also, the maturity date of the loan was extended for one year to December 31, 2007. Two other amendments include an interest rate reduction from prime plus two percent (2.00%) to prime plus one-quarter of one percent (0.25%) and the addition of an Unused Commitment fee equal to one-half of one percent (0.50%) per annum on the difference between the outstanding balance and the borrowing base amount.

Effective December 31, 2006 the loan agreement was amended again to extend the maturity date of the credit agreement from December 31, 2007 to December 31, 2008. The next borrowing base review is scheduled for July 2007.

Under its credit facility, the Company must maintain certain financial covenants. Failure to maintain any covenant, after a curative period, creates a default under the loan agreement and requires repayment of the entire outstanding balance. With the December 31, 2006 amendment, the covenant requiring Basic to maintain a net worth of at least $1,750,000 was replaced with a covenant requiring Basic to maintain a debt-to-equity ratio less than one. Another covenant obligates the Company to maintain a current ratio of at least 1:1 inclusive of unused borrowing capacity and exclusive of the current portion of long-term debt. The Company was in compliance with all covenants at March 31, 2007.

This credit line is collateralized by a significant portion of the Company's oil and gas properties and production. The interest rate at both March 31, 2007 and 2006 was the prime rate plus 0.25%. Basic's effective annual interest rate was 8.50% and 8.00% at March 31, 2007 and 2006, respectively.

During both 2007 and 2006 Basic utilized its credit facility to fund portions of its drilling and development program and incurred interest charges of $6,000 and $7,000, respectively. As of March 31, 2007 and 2006 the outstanding balance on the line of credit was $0 and $445,000, respectively. If necessary, the Company may borrow funds to reduce payables, finance re-completion or drilling efforts, fund property acquisitions, or pursue other opportunities the Company cannot contemplate at this time.

## 6. COMMITMENTS

The Company currently leases its office space in downtown Denver, Colorado from an independent third party. Effective March 1, 2003 Basic renewed the lease agreement for a five-year term through February 2008 and currently pays approximately $3,000 per month. Office rent expense was approximately $36,000 in both 2007 and 2006 and the Company is committed for $33,000 for fiscal year ending March 31, 2008. Prior to expiration of the current lease term, Basic will evaluate the Denver real estate market and the various available options before deciding on where to lease office space after February 2008.

## 7. SHAREHOLDERS' EQUITY

### PREFERRED STOCK

The Company has 3,000,000 shares of authorized preferred stock that can be issued in such series and preferences as determined by the Board of Directors.

### STOCK OPTION PLAN

Effective July 27, 1995 the shareholders of Basic approved the 1995 Incentive Stock Option Plan (the Plan) authorizing option grants to employees and outside directors to purchase up to 1,000,000 shares of the Company's common stock. The Plan was structured as a 10-year plan and, as such, ended on July 26, 2005. During the Plan's existence, a total of 665,000 options were granted; of this amount, 50,000 options expired unexercised, 425,000 options were exercised at strike prices ranging from $0.0325 to $0.175 per share, and 190,000 options remain unexercised as of March 31, 2007 (see tables on page 21).

Current option holders may exercise their options at prices ranging from $0.0325 to $0.1325 per share (which was the market value at the date of grant) over a period not to exceed ten years from the grant dates, provided they remain directors or employees of the Company.

A summary of the status of the Company's stock option plan and outstanding options as of March 31, 2007 and 2006 and changes during the years ending on those dates is presented below:

**STOCK OPTION PLAN**

| | 2007 Shares | 2007 Weighted Average Exercise Price | 2006 Shares | 2006 Weighted Average Exercise Price |
|---|---|---|---|---|
| Outstanding, beginning of year | 365,000 | $ 0.1023 | 490,000 | $ 0.0954 |
| Granted | -- | -- | -- | -- |
| Cancelled | -- | -- | -- | -- |
| Exercised | (175,000) | (0.1117) | (125,000) | (0.0755) |
| Outstanding, end of year | 190,000 | $ 0.0936 | 365,000 | $ 0.1023 |
| Options exercisable, end of year | 190,000 | $ 0.0936 | 365,000 | $ 0.1023 |
| Weighted average fair value of options granted during the year | $ -- | | $ -- | |

The 175,000 non-qualified options exercised during 2007 had an intrinsic value of $309,700 at the time of exercise.

The following table provides a summary of the stock options outstanding at March 31, 2007:

| | Options Outstanding | | | | Options Exercisable | | | |
|---|---|---|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding at 3/31/07 | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Number Exercisable at 3/31/07 | Weighted Average Exercise Price | Intrinsic Value at 3/31/07 | Expiration Date |
| $ 0.0325 | 25,000 | 1.33 years | $ 0.0325 | 25,000 | $ 0.0325 | $ 39,000 | 7/25/08 |
| 0.0420 | 25,000 | 2.33 | 0.0420 | 25,000 | 0.0420 | 40,000 | 7/25/09 |
| 0.0900 | 25,000 | 0.33 | 0.0900 | 25,000 | 0.0900 | 40,000 | 7/25/07 |
| 0.1150 | 90,000 | 0.67 | 0.1150 | 90,000 | 0.1150 | 136,000 | 12/5/07 |
| 0.1325 | 25,000 | 3.33 | 0.1325 | 25,000 | 0.1325 | 37,000 | 7/26/10 |
| $.0325-0.1325 | 190,000 | 1.28 years | $ 0.0936 | 190,000 | $ 0.0936 | $ 292,000 | |

Since all options are fully vested, the Company will have no stock-based compensation expense in future periods unless additional options are granted.

## 8. MAJOR CUSTOMERS

Purchasers of 10% or more of Basic's oil and gas production for 2007 and 2006 are as follows:

**MAJOR CUSTOMERS**

| | 2007 | 2007 |
|---|---|---|
| Plains Marketing LP | 22% | 15% |
| Murphy Oil USA, Inc. | 20% | 25% |
| Valero Marketing & Supply Company | 18% | 17% |

It is not expected that the loss of any of these customers would cause a material adverse impact on operations since alternative markets for the Company's products are readily available.

## 9. INCOME TAX

A reconciliation between the income tax provision at the statutory rate on income taxes and the income tax provision at March 31, 2007 and 2006 is as follows:

The Company recorded a valuation allowance of $359,000 at March 31, 2006 equal to the excess of deferred tax assets over deferred tax liabilities.

**INCOME TAX**

| | 2007 | 2006 |
|---|---|---|
| Federal income tax provision at statutory rates | $ 1,161,000 | $ 993,000 |
| State income tax | 106,000 | 87,000 |
| Change in valuation allowance | (359,000) | (819,000) |
| Other | (1,000) | (248,000) |
| Income tax expense (benefit) | $ 907,000 | $ 13,000 |

The components of the net deferred tax assets and liabilities are shown below:

**NET DEFERRED TAX ASSETS AND LIABILITIES FOR THE YEARS ENDED MARCH 31**

| | 2007 | 2006 |
|---|---|---|
| Allowance for doubtful accounts | $ 26,000 | $ 26,000 |
| Asset retirement obligation | 731,000 | 537,000 |
| Other accruals | 98,000 | 47,000 |
| Statutory depletion carry-forward | 1,244,000 | 1,897,000 |
| Total gross deferred tax assets | 2,099,000 | 2,507,000 |
| Valuation allowance | -- | (359,000) |
| Net deferred tax asset | 2,099,000 | 2,148,000 |
| Deferred tax liability - depreciation, depletion and intangible drilling costs | (2,680,000) | (2,148,000) |
| Net deferred tax liability | $ (581,000) | $ -- |

As of March 31, 2007 the Company had fully utilized its net operating loss carry-forward for tax purposes.

## 10. RELATED PARTY TRANSACTIONS

It is Company policy that officers or directors may assign to, or receive assignments from, Basic in oil and gas prospects, but only on the same terms and conditions as accepted by independent third parties. It is also the Company's policy that officers or directors and Basic may participate together in oil and gas prospects generated by independent third parties, but only on the same terms and conditions as accepted by each other. During 2007 and 2006 none of the Company's officers or directors participated with Basic in any of its oil and gas transactions. In prior years, Ray Singleton, president of Basic, has participated with the Company in certain acquisitions. With respect to his working interest in the five wells in which he currently participates, at March 31, 2007 Mr. Singleton had a net credit balance of approximately $12,000. This was due to his share of proceeds from the sale of well production equipment exceeding the amount due from him for his share of operating expenses. At March, 31 2006 the Company had an approximate $3,000 receivable from Mr. Singleton for his share of operating expenses. Also at March 31, 2007 and 2006, the Company had approximate $500 and $3,000 payables to him, respectively, for his share of net revenue from these wells.

## 11. 401(K) PLAN

The Company has a savings plan (the Plan) which allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code.

Employees are required to work for the Company one year before they become eligible to participate in the Plan. Basic matches 100% of the employee's contributions up to 3% of the employee's salary. Contributions are fully vested when made. In 2007 and 2006, Basic contributed approximately $12,000 and $14,000, respectively, to the Plan.



## 12. OIL AND GAS PROPERTY

The aggregate amount of capitalized costs related to oil and gas properties and the aggregate amount of related accumulated depreciation and depletion at March 31, 2007 and 2006, are shown as follows:

**OIL AND GAS PROPERTY**

| | 2007 | 2006 |
|---|---|---|
| Proved property | $ 27,686,000 | $ 24,257,000 |
| Unproved property | 1,199,000 | 2,881,000 |
| | 28,885,000 | 27,138,000 |
| Accumulated depreciation and depletion | (17,842,000) | (17,250,000) |
| Net capitalized oil and gas property | $ 11,043,000 | $ 9,888,000 |

Costs directly associated with the acquisition and evaluation of unproved property are excluded from the full cost pool depreciation and depletion computation until the properties can be classified as proved. The following table shows, by category and date incurred, the oil and gas property costs applicable to unproved property that were excluded from the depreciation and depletion computation at March 31, 2007:

| Costs Incurred During Year Ended | Exploration Costs | Development Costs | Acquisition Costs | Total Unproved Property |
|---|---|---|---|---|
| March 31, 2007 | $ 308,000 | $ 104,000 | $ -- | $ 412,000 |
| March 31, 2006 | 428,000 | 335,000 | -- | 763,000 |
| March 31, 2005 | 24,000 | -- | -- | 24,000 |
| | $ 760,000 | $ 439,000 | $ -- | $ 1,199,000 |

Costs incurred in oil and gas property development, exploration and acquisition activities during the years ended March 31, 2007 and 2006 are summarized as follows:

| YEARS ENDED MARCH 31 | 2007 | 2006 |
|---|---|---|
| Development costs | $ 1,017,000 | $ 2,881,000 |
| Exploration costs | 686,000 | 1,394,000 |
| Acquisitions: | | |
| Proved | -- | -- |
| Unproved | -- | -- |
| Total | $ 1,703,000 | $ 4,275,000 |

## 13. UNAUDITED OIL AND GAS RESERVE INFORMATION

At March 31, 2007 and 2006, 92% and 93%, respectively, of the estimated oil and gas reserves presented herein were derived from reports prepared by independent petroleum engineering firm Ryder Scott Company. The remaining 8 and 7 percent of the reserve estimates, respectively, were prepared internally by Basic's management. The Company cautions that there are many inherent uncertainties in estimating proved reserve quantities and in projecting future production rates and the timing of development expenditures. Accordingly, these estimates are likely to change as future information becomes available, and these changes could be material.

The properties included in the oil and gas reserve estimates presented below contributed 98% of both the Company's oil and gas production 2007. The Company has elected not to incur the additional expense of evaluating those properties that contributed the remaining 2% of both oil and gas production for inclusion in its estimated oil and gas reserves.

Proved oil and gas reserves are the estimated quantities of crude oil, condensate, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are reserves expected to be recovered through existing wells with existing equipment and operating methods.

## ANALYSIS OF CHANGES IN PROVED RESERVES

Estimated quantities of proved developed reserves (all of which are located within the United States), as well as changes in proved developed reserves during the periods indicated, are presented in the following two tables:

**PROVED DEVELOPED RESERVES**

| | Oil and natural gas liquids (Bbls) | Natural gas (Mcf) |
|---|---|---|
| Proved developed reserves at March 31, 2005 | 1,056,000 | 870,000 |
| Revisions of previous estimates | (59,000) | 152,000 |
| Extensions and discoveries | 55,000 | 89,000 |
| Sales of reserves in place | -- | -- |
| Improved recovery | -- | -- |
| Purchase of reserves | -- | -- |
| Production | (100,000) | (141,000) |
| Proved developed reserves at March 31, 2006 | 952,000 | 970,000 |
| Revisions of previous estimates | 92,000 | 5,000 |
| Extensions and discoveries | 55,000 | 319,000 |
| Sales of reserves in place | -- | -- |
| Improved recovery | -- | -- |
| Purchase of reserves | -- | -- |
| Production | (104,000) | (156,000) |
| Proved developed reserves at March 31, 2007 | 995,000 | 1,138,000 |

All of the Company's oil and gs reserves at March 31, 2007 and 2006 are classified as Proved Developed, Producing.

The table below sets forth a standardized measure of the estimated discounted net cash flows attributable to Basic's proved oil and gas reserves. Estimated future cash inflows were computed by applying year end (March 31) prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of proved oil and gas reserves at March 31, 2007 and 2006. The future production and development costs represent the estimated future expenditures to be incurred in producing and developing the proved reserves, assuming continuation of existing economic conditions. Discounting the annual net cash flows at 10% illustrates the impact of timing on these future cash flows.

**STANDARDIZED MEASURE OF ESTIMATED DISCOUNTED FUTURE NET CASH FLOWS AT MARCH 31**

| | 2007 | 2006 |
|---|---|---|
| Future cash inflows | $ 67,502,000 | $ 64,022,000 |
| Future cash outflows: | | |
| Production cost | (33,909,000) | (29,618,000) |
| Development cost | -- | -- |
| Future income taxes | (8,070,000) | (8,142,000) |
| Future net cash flows | 25,523,000 | 26,262,000 |
| Adjustment to discount future annual net cash flows at 10% | (10,899,000) | (11,230,000) |
| Standardized measure of discounted future net cash flows | $ 14,624,000 | $ 15,032,000 |

The following table summarizes the principal factors comprising the changes in the standardized measure of estimated discounted net cash flows for 2007 and 2006.

**CHANGES IN STANDARDIZED MEASURE OF ESTIMATED DISCOUNTED NET CASH FLOWS YEARS ENDED MARCH 31**

| | 2007 | 2006 |
|---|---|---|
| Standardized measure, beginning of period | $ 15,032,000 | $ 14,819,000 |
| Sales of oil and gas, net of production cost | (4,707,000) | (4,031,000) |
| Net change in sales prices, net of production cost | (1,300,000) | 768,000 |
| Discoveries, extensions and improved recoveries, net of future development cost | 2,828,000 | 2,294,000 |
| Change in future development costs | -- | 4,000 |
| Development costs incurred during the period that reduced future development cost | -- | -- |
| Purchase of reserves | -- | -- |
| Sales of reserves in place | -- | -- |
| Revisions of quantity estimates | 1,404,000 | (559,000) |
| Accretion of discount | 1,874,000 | 1,948,000 |
| Net change in income taxes | (317,000) | 957,000 |
| Changes in rates of production and other | (190,000) | (1,168,000) |
| Standardized measure, end of period | $ 14,624,000 | $ 15,032,000 |

# CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

# CONTROLS AND PROCEDURES

The Company maintains a system of disclosure controls and procedures that are designed for the purpose of ensuring that information required to be disclosed in its SEC reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

As of March 31, 2007 the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including Ray Singleton, Chief Executive Officer, and David Flake, Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based upon that evaluation, Messrs. Singleton and Flake have concluded that the Company's disclosure controls and procedures are effective for the purposes discussed above.

There have been no changes in the Company's internal control over financial reporting that occurred during the Company's fourth quarter of the current fiscal year that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.



## MANAGEMENT TEAM
Ray Singleton, President
David Flake, Chief Financial Officer

## DIRECTORS
Ray Singleton
David Flake
Monroe Robertson
Richard Rodgers

## CORPORATE HEADQUARTERS
Basic Earth Science Systems, Inc.
1801 Broadway, Suite 620
Denver, Colorado 80202
Office: (303) 296-3076
Fax: (303) 773-8099

## AUDITORS
Hein & Associates, LLP
Denver, Colorado

## GENERAL COUNSEL
Patrick J. Russell
Allen & Vellone, PC
Denver, Colorado

## TRANSFER AGENT AND REGISTRAR
Corporate Stock Transfer
3200 Cherry Creek Drive South
Suite 430
Denver, Colorado 80209
Office: 303-282-4800

## STOCK EXCHANGE
"Over The Counter"
OTC Market
Symbol: BSIC.OB

## SEC FORM 10-KSB
A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-KSB is available without charge upon written request to the Company at the corporate headquarters. It may also be obtained through the Company's website at www.basicearth.net.



END



basic Earth Science Systems, Inc.
Petroleum Services, Inc.

1801 Broadway, Suite 620 • Denver, CO 80202-3825